Filed by VeraSun Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: VeraSun Energy Corporation

Commission File Number: 001-32913

The following material relates to a presentation given by

VeraSun Energy Corporation on November 29, 2007.

VeraSun ENERGY

US BioEnergy

Creating the ***leading*** biofuels company

Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of VeraSun and are subject to significant risks and uncertainties outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule;
the failure of VeraSun shareholders to approve the issuance of VeraSun common shares or the failure of US BioEnergy shareholders to approve the merger; the risk that the businesses of VeraSun and US BioEnergy will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in VeraSun’s and US BioEnergy’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site
(http://www.sec.gov). VeraSun is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are set forth in the Appendix.

Notes
In connection with the proposed transaction between VeraSun and US BioEnergy, VeraSun will file a registration statement on
Form S-4 with the SEC. Such registration statement will include a joint proxy statement of VeraSun and US BioEnergy that also constitutes a prospectus of VeraSun, and will be sent to the shareholders of VeraSun and US BioEnergy. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about VeraSun, US BioEnergy and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VeraSun upon written request to VeraSun Energy Corporation, Attention: Investor Relations, 100 22nd Avenue, Brookings, South Dakota 57006,
or by calling 605-696-7236, or from US BioEnergy, upon written request to US BioEnergy Corporation, Attention: Investor
Relations, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, or by calling 651-554-5491.
This communication is not a solicitation of a proxy from any security holder of VeraSun or US BioEnergy. However, VeraSun, US
BioEnergy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of VeraSun may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 29, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on April 12, 2007 and current reports on Form 8-K filed with the SEC on July 3, 2007, August 31, 2007 and September 20, 2007. Information about the directors and executive officers of US BioEnergy may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 30,
2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on April 27, 2007 and current reports on Form 8-K filed with the SEC on August 13, 2007, October 3, 2007 (as amended) and November 6, 2007. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Creating the **leading** biofuels company

VeraSun ENERGY

US BioEnergy

Transaction Overview Gordon Ommen Chairman of the Board

VeraSun Energy and US BioEnergy
Agree to Merge
• Accretive in the first full year
• Significant improvement in financial strength
• Significant potential synergies
• Creates unique biofuels platform company
– 16 new sister facilities with common technology
– Efficient unit train shipping capability
– Provides customers a large reliable supplier
• Positioned for growth as industry matures
• Leverage technology and best operating practices
Combination to reach approximately 1.6 BGY by the end of 2008

Creating the ***leading*** biofuels company

VeraSun ENERGY

US BioEnergy

A Global Leader in Biofuels
The New
VeraSun
Ethanol Production Capacity (current) (mmgy)
LTM 9/30/07 EBITDA
($mm)¹
LTM 9/30/07 Revenue ($mm)
Ethanol Production Capacity (expected) (mmgy)
Market Capitalization
($mm)³
Adjusted Enterprise Value ($mm)
3,4
100 100
200
599 979
1,578
2,408
2,597
1,182
1,640
870
1,538
1,578
681
890
560
870
1,019
501
750
310
Tangible Assets
($mm)²
Notes:
(1) See reconciliations for non-GAAP financial measures in the Appendix
(2) Defined as total assets less goodwill
(3) All market statistics reflect closing prices as of November 23, 2007
(4) Market capitalization plus total debt plus minority interest less cash and equivalents

Key Transaction Terms
Required for both parties
Shareholders representing approximately 33% of US BioEnergy
and approximately 20% of VeraSun have signed voting
agreements in favor of the transaction
Shareholder Vote
Customary for transactions of this size and structure, including
Hart-Scott-Rodino clearance
Closing Terms
Don Endres remains CEO
Gordon Ommen becomes Chairman of the Board
Management
VeraSun Energy Corporation Name
6 nominated by VeraSun
4 nominated by US BioEnergy
Board of Directors
59.5% VeraSun shareholders
40.5% US BioEnergy shareholders
Ownership
11.1% to US BioEnergy shareholders,
based on November 23, 2007 closing prices
Premium
100% stock Consideration
Merger of equals
- 1 share of US BioEnergy converts to 0.81 share of VeraSun
Structure
Expect closing by the end of March 2008

Creating the ***leading*** biofuels company

VeraSun ENERGY

US BioEnergy

Proven Leadership
- Over 100 combined years of industry experience spanning all facets of the business
- Significant bench strength for long-term success in business
- Retention program in place for key team members
25 years of successful entrepreneurship
Founded US BioEnergy in 2004
Gordon Ommen
Chairmanz
20 years of successful business management
Founded VeraSun in 2001
Executive Committee, RFA Board
Don Endres
CEO
Key
Highlights
US BioEnergy CFO since 2006
27 years business experience
CFO at Sierra Pacific Resources, Pope & Talbot
Rich Atkinson
SVP and CFO
VeraSun SVP & CFO since 2006
29 years of corporate leadership experience at
PepsiCo, ConAgra, Borden and Swift
Danny Herron
President

Strategic Rationale Don Endres Chief Executive Officer

Creating the leading biofuels company
1750MMGY
Reynolds EXPECTED STARTUP
1640MMGY
Janesville 110MMGY Q3 STARTUP
Dyersville 110MMGY Q2 STARTUP
Hankinson 110MMGY Q2 STARTUP
Welcome 110MMGY Q2 STARTUP
Hartley 110MMGY Q2 STARTUP
Bloomingburg 110MMGY Q1 STARTUP
Marion 110MMGY Q1 STARTUP
870MMGY
Ord 50MMGY
Albion 110MMGY
Linden 110MMGY
Charles City 110MMGY
490MMGY
Woodbury 50MMGY
Albert City 110MMGY
Platte Valley 100MMGY
230MMGY
Fort Dodge 110MMGY
120MMGY
Aurora 120MMGY
2003-2004
2005
2006
2007
2008
2009

10 Accelerated Growth More than 1.6 BGY by end of 2008

Creating the **leading** biofuels company

Million Gallons
450
400
350
300
250
200
150
100
50
0
57.5
85.0
112.5
140.0
272.5
382.5
410.0
2007 Q1
2007 Q2
2007 Q3
2007 Q4
2008 Q1
2008 Q2
2008 Q3

VeraSun ENERGY

US BioEnergy

11 Combined Quarterly Capacity Growth

*Creating the **leading** biofuels company*

Current Production Capacity
1,200
1,000
800
600
400
200
0
1,070
870
220
207
198
120
70
ADM
VSE/USBE
Hawkeye
AVR
Abengoa
Cargill
Pacific

2008 Expected Production Capacity
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,640
1,620
433
430
220
198
120
VeraSun
ADM
AVR
Hawkeye
Pacific
Abengoa
Cargill

VeraSun ENERGY

US BioEnergy

12 How Do We Compare? Source: Renewable Fuels Association as of November 27, 2007.

13 Complementary Geographic Footprint

*Creating the **leading** biofuels company*

VeraSun ENERGY

US BioEnergy

Illustrative Example: Chart represents cash corn cost as of 11/23/07 based on $3.89 CBOT price.
Cash Corn Price per Bushel
$4.45
$4.30
$4.15
$4.00
$3.85
$3.70
$3.55
$3.40
$3.25
Platte Valley
Aurora
Woodbury
Janesville
Ord
Albert City
Hankinson
Welcome
Marion
Fort Dodge
Dyersville
Hartley
Albion
Linden
Bloomington
Charles City
Reynolds
Assumption: Ethanol plants are unit train capable at 80MMGY of nameplate capacity
Annual Nameplate Capacity (MMGY)
300.00
250.00
200.00
150.00
100.00
50.00
0.00
VeraSun Energy
US BioEnergy
Other Plants in Operation

14 Large, Low-Cost Production Facilities Source: Renewable Fuels Association Website and DTN Database

*Creating the **leading** biofuels company*

VeraSun ENERGY

US BioEnergy

Complementary Strategic Contributions
Opportunity to roll out technology across combined plant fleet
US Bio Process Technology
TM
– In development for five years
– Consistent and stable plant
operation
– More gallons per bushel
– Higher production rates
– Consistent DDGS
– Includes Lean Six Sigma principals

Creating the ***leading*** *biofuels company*

VeraSun ENERGY

US BioEnergy

VeraSun ENERGY
CRUDE CORN OIL
BIODIESEL

Complementary Strategic Contributions
Opportunity to roll out technology across combined plant fleet
Corn Oil Extraction
• Innovative process extracts corn oil from DDGS
• Extracting 150–175 lbs of oil from each ton
• Improved economics:  At today’s prices, incremental EBITDA of approximately $0.15 per gallon of ethanol sold
• Current selling price for oil is $0.45 per pound
• First extraction installation at Aurora with production targeted to begin in Q4 2008
• Installations at Fort Dodge
and Charles City planned
to be operational
by the end of 2009

Creating the ***leading*** *biofuels company*

VeraSun ENERGY

US BioEnergy

SOLOMON™

Complementary Strategic Contributions
• Solomon brand distillers dried
grains with solubles (DDGS) are
produced to a strict quality
standard, which are third-party
tested to ensure safe, nutritional
DDGS.
Solomon  Brand Distillers Dried Grains

Creating the **leading** biofuels company

VeraSun ENERGY

US BioEnergy

CHS

FAGEN INC.

Provista

Renewable Fuels Marketing

Complementary Strategic Contributions
• Fortune 500 Company
• The third largest grain marketer and largest
member-owned energy company in the US
• Fagen, Inc. has constructed over 70 percent of the
ethanol capacity built in the United States since 2000
• 50/50 joint venture with CHS
• Currently marketing 400 million gallons of ethanol
for seven plants
• Markets ethanol and biodiesel
• Logistics management
• Access to Cenex resources and customers
The US BioEnergy Partnership Network

*Creating the **leading** biofuels company*

E85
VERASUN E85
Made in USA
Fuel Up
E85

Kroger

enterprise rent-a-car

GM

Ford

VeraSun ENERGY

US BioEnergy

Complementary Strategic Contributions
Opportunity to significantly expand VE85
TM
footprint
2006
VeraSun, Ford Open Industry-First Ethanol Corridor In America's Heartland
© 2006 Ford Motor Company
© 2006 General
Motors Corporation
August 2007
Kroger Becomes First National Retailer to Sell VeraSun’s Branded
E85 at 20 Fueling Locations in Ohio and Kentucky
2005 - 2007
VeraSun and General Motors Collaborate to Bring E85 Ethanol-Based
Fuel to Major Metropolitan Markets
–Chicago, Minneapolis, Pittsburgh, Washington, DC
July 2007
VeraSun Energy and Enterprise Rent-A-Car Announce Initiative to
Expand E85 Use will Concentrate Enterprise’s FlexFuel Vehicles Near
Strategic VE85™ Fueling Locations
Increased pledge to 50% of annual production becoming E-85 or biodiesel compatible by 2012, pending sufficient infrastructure

Significant Potential For Synergies
$0.05 - $0.10 or $80 - $160 million per year in synergy opportunities may be achievable in 18 months after combination
$/gallon $mm Opportunity
$80-$160
$15-$30
$15-$30
$50-$100
$10-$20
$10-$20
$5-$10
$5-$10
$10-$20
$10-$20
$0.02 DDGS marketing
$0.01-$0.02 General & administrative
$0.01-$0.02 Plant operations
$0.01 Transportation
$0.05-$0.10
$0.01-$0.02
$0.03-$0.06
$0.01
$0.01-$0.02
$0.01-$0.02
Ethanol marketing
Cost synergies
Total synergies
Corn sourcing
Corn oil extraction
US Bio Process
Technology™

Creating Value for Shareholders
• Accretive in the first full year
• Significant improvement in financial strength
• Significant potential synergies
• Creates unique biofuels platform company
– 16 new sister facilities with common technology
– Efficient unit train shipping capability
– Provides customers a large reliable supplier
• Positioned for growth as industry matures
• Leverage technology and best operating practices

Appendix

Creating the **leading** biofuels company

	The New VeraSun	VeraSun Energy	US BioEnergy
Net Income	$ 90	$ 44	$ 46
Depreciation & Amortization	35	14	21
Interest Expense	32	23	9
Income Tax Expense	43	19	24
EBITDA	**$ 200**	**$ 100**	**$ 100**

VeraSun ENERGY

US BioEnergy

24 Net Income to EBITDA Reconciliation ($ in Thousands) Twelve Months Ended 9/30/07